

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Brian Ferdinand
Chief Executive Officer
CORPHOUSING GROUP INC.
2125 Biscayne Blvd, Suite 253
Miami, Florida 33137

Re: CORPHOUSING GROUP INC.
Amended Registration Statement on Form S-1
Filed May 18, 2022
File No. 333-262114

Dear Mr. Ferdinand:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2022 letter.

Amended Registration Statement of Form S-1

COVID-19's Business Impact, page 54

1.   We note your response to comment 4, and we note that your tables on pages 55 and 61 still present the measures Covid Related Refunds and % Covid Related Refunds. Please revise your disclosure to clarify how this measure was calculated, and how you were able to determine that these refunds were specifically related to the ongoing COVID-19 pandemic.

NYC Compliance and Regulations governing Short-Term Rentals, page 55

2.   Please expand your response to prior comment 5 to clarify which of your properties are subject to limitations on short term rentals including contractual limitations.

Exhibits

3.   Please revise the legality opinion filed as Exhibit 5.1 to also opine upon the units and the underwriter warrants.

   You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian L. Ross, Esq.